					Exhibit 12

SOUTH JERSEY INDUSTRIES, INC.
Calculation of Ratio of Earnings from Continuing Operations to
Fixed Charges (Before Income Taxes)
(IN THOUSANDS)

		Fiscal Year Ended December 31,

	2006	2005	2004	2003	2002

Net Income*	$72,250	$39,770	$43,173	$33,789	$34,439

Income Taxes	49,683	27,619	29,218	23,062	23,909

Fixed Charges**	28,640	22,521	21,273	23,016	22,675

Capitalized Interest	(969)	(1,571)	(700)	(2,400)	(1,941)

Total Available	$149,604	$88,339	$92,964	$77,467	$79,082

Total Available	5.2x	3.9x	4.4x	3.4x	3.5x
Fixed Charges

* Income from Continuing Operations.

** Includes interest and preferred dividend requirement of a subsidiary. Preferred dividend requirements totalled $45,100 in 2005 and $135,200 in each of the years 2004 through 2002 (rentals are not material).